FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2013

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ___	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ___	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes ___	No X
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1.	Press Release dated May 16, 2013

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date: May 16, 2013	By:	/s/ Ranganath Athreya
Name: Ranganath Athreya
Title: General Manager - Joint Company Secretary & Head Compliance – Private Banking, Capital Markets & Non Banking Subsidiaries

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

News Release	May 16, 2013

ICICI Bank Limited (NYSE: IBN) had commenced efforts for repatriating capital from its overseas banking subsidiaries in order to optimise capital for the ICICI Group and improve its return on equity. As a first step, the Bank had received approval for and repatriated USD 100 million of capital from its subsidiary in the United Kingdom in March 2013. In continuation of   the   above,   the   Bank   has   now   received   requisite   approvals   for repatriation of capital from ICICI Bank Canada, its wholly owned banking subsidiary in Canada, and has received an aggregate equity capital repatriation of CAD 75 million from the subsidiary.

ICICI  Bank  Canada  had a capital  adequacy  ratio of 33.2%  at March  31, 2013. Post the repatriation, the share capital of ICICI Bank Canada is CAD 857 million and its capital adequacy ratio continues to be strong.

ICICI Bank Limited  already  has a strong  capital  adequacy  ratio, and the above return of capital would further improve the same and enhance ICICI Bank's ability to optimise capital deployment and return on equity.

Except for the historical information contained herein, statements in this release which contain words or phrases such as 'will', ‘expected to’, etc., and similar expressions or variations of such expressions may constitute 'forward-looking statements'. These forward-looking statements involve a number of risks, uncertainties and other factors that could cause actual results, opportunities and growth potential to differ materially from those suggested by the forward-looking statements. These risks and uncertainties include, but are not limited to, the actual growth in demand for banking and other financial products and services in the countries that we operate or where a material number of our customers reside, our ability to successfully implement our strategy, including our use of the Internet and other technology, our rural expansion, our exploration of merger and acquisition opportunities, our ability to integrate recent or future mergers or acquisitions into our operations and manage the risks associated with such acquisitions to achieve our strategic and financial objectives, our ability to manage the increased complexity of the risks we face following our rapid international growth, future levels of impaired loans, our growth and expansion in domestic and overseas markets, the adequacy of our allowance for credit and investment losses, technological changes, investment income, our ability to market new products, cash flow projections, the outcome of any legal, tax or regulatory proceedings in India and in other jurisdictions we are or become a party to, the future impact of new accounting standards, our ability to implement our dividend policy, the impact of changes in banking regulations and other regulatory changes in India and other jurisdictions on us, the bond and loan market conditions and availability of liquidity amongst the investor community in these markets, the nature or level of credit spreads, interest spreads from time to time, including the possibility of increasing credit spreads or interest rates, our ability to roll over our short-term funding sources and our exposure to credit, market and liquidity risks as well as other risks that are detailed in the reports filed by us with the United States Securities and

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

Exchange Commission. ICICI Bank undertakes no obligation to update forward- looking statements to reflect events or circumstances after the date thereof.

This release does not constitute an offer of securities.

For  further press queries please call Sujit Ganguli at  91-22-2653 8525 or  email ganguli.sujit@icicibank.com.

For  investor  queries  please  call  Rakesh  Mookim at  91-22-2653 6114  or  email ir@icicibank.com.